UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
C.N.P.J. nº 90.400.888/0001-42
Publicly-held Company with Authorized Capital
NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A.(“Santander Brazil”), pursuant to article 157, paragraph 4 of Law 6404/76 and to CVM Ruling 358/02, hereby makes known that, on this date, with due regard for the formalities applying to Santander Brazil transactions with related parties, including the issuance of a favorable opinion by the Audit Committee and approval of the Board of Directors, approval was given for the key terms and conditions for the transaction involving the sale of all shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“SAM Brazil”), a company currently controlled by Santander Brazil, with a minority stake held by Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”) (the “Transaction”).

SAM Brazil engages in the administration and management of investment funds and managed portfolios as well as the distribution thereof, offering a wide range of investment products to clients in the retail and corporate banking clients, institutional investors and private banking areas.

The Transaction falls within the context of a partnership abroad between Banco Santander, S.A. (“Santander Spain”) and the world’s leading private equity companies, Warburg Pincus and General Atlantic, to bolster the global growth of its asset management unit, Santander Asset Management (“SAM”).

Santander Spain will hold an equity interest of 50% in a holding company that will be composed of 11 asset management entities in the countries where SAM operates, including SAM Brazil; the remaining 50% stake will be held by Warburg Pincus and General Atlantic (“Holding Company”).

The Transaction will enable SAM to increase its competitive strength substantially as compared to the largest independent asset management entities in the international market, while also allowing expanding Banco Santander’s expertise on global terms. For Santander Brazil, in improving the asset management platform and making it global, the Transaction will make it possible to count on a global platform and better products to offer its clients and better cater to their growing need for global diversification. This partnership is also expected to foster and strengthen the local management activity of SAM Brazil.

Within the context of the Transaction, the asset management business currently performed by SAM Brazil will be segregated from third-party fund allocation activity into a new company (“Asset Manager”) and then disposed of to the Holding Company. The third-party fund allocation activity will remain with SAM Brazil, and will also be disposed of to the Holding Company and to Santander Spain.

As a result of the Transaction, Santander Brazil and Santander Leasing are to receive, on the closing date, a cash price of approximately Eur 822 million, subject to adjustments resulting from equity variations occurring between the appraisal date and the closing date of the Transaction, as well as adjustments to be set out in the definitive contracts for the Transaction. The proceeds will be used in the ordinary course of business of Santander Brazil.

As part of the Transaction, the Asset Manager – which will be in charge of the third-party asset management activities currently entrusted with SAM Brazil – will enter into with Santander Brazil (a) a commercial agreement laying down the general association rules, which will assure to the Asset Manager access to and distribution of its products and services to Santander Brazil clients, and (b) agreements for management of own investment funds administered by Santander Brazil, by which the Asset Manager will be hired as manager (gestora) for such funds, subject to the rules issued by the Brazilian Securities Commission (CVM). Transfer of the investment fund management activity to the Asset Manager will be subject to prior approval of the investors at a special general meeting of investors called to that end. Santander Brazil will remain as administrator (administrador) and allocation entity (distribuidor) for those funds, for a fee that is in keeping with market practices.

Closing of the Transaction will be subject to fulfillment of certain conditions precedents that are usual to similar transactions, including the negotiation and execution of definitive contracts as well as the issuance of competent regulatory approvals.

Santander Brazil will keep its shareholders and the market in general informed about any new material facts inherent to the Transaction.

São Paulo, May 30, 2013.

Carlos Alberto Lopez Galan
Investor Relations Officer
Banco Santander (Brasil) S.A.

On Warburg Pincus: Warburg Pincus LLC is a global private equity leading company. The company has USD 40 billion-plus in managed funds. The asset manager’s active portfolio, which is composed of over 125 companies, is highly diversified per stage, industry and geography. Warburg Pincus is an experienced partner for asset management teams that seek to build companies with sustainable value. Established in 1966, Warburg Pincus has launched 13 private equity funds, which have invested over USD 45 billion in 675 companies in more than 35 countries. Current and past financial investments comprise Aeolus Re, Arch Capital, Banco Indusval, IDC, FIS, Mellon Bank, National Penn Bancshares, Primerica, Renaissance Re Holdings, Sterling Financial, Santander Consumer USA, The Mutual Fund Store and Webster Financial. The company is based in Nova York, and has offices in Amsterdam, Beijing, Frankfurt, Hong Kong, London, Luxembourg, the Mauritius Islands, Mumbai, San Francisco, São Paulo and Shanghai.

On General Atlantic:  General Atlantic is a global equities leader that provides capital and strategic support to growth companies. GA combines a global collaborative approach, specific industry expertise, a long-term investment horizon and deep knowledge in growth drivers to its partners, with excellent management resources and an extraordinary business network. Established in 1980, GA administers approximately USD 17 billion in capital (comprising committed capital and portfolio investments) and has 80-plus investment professionals based in Greenwich, New York, Palo Alto, São Paulo, Amsterdam, London, Munich, Beijing, Hong Kong, Mumbai and Singapore.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer